(As filed with the Securities and Exchange Commission on July 17, 2002)

                                                               File No. 70-10060

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-1/A

                                 AMENDMENT NO. 1
                                       TO
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              PROGRESS ENERGY, INC.
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

              (Name of company filing this statement and address of
                          principal executive offices)

              -----------------------------------------------------

                              PROGRESS ENERGY, INC.

 (Name of top registered holding company parent of each applicant or declarant)

             -------------------------------------------------------

                  William D. Johnson, Executive Vice President
                               and General Counsel
                      Progress Energy Service Company, LLC
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                     (Name and address of agent for service)

            --------------------------------------------------------

The Commission is requested to mail copies of all orders, notices and other communications to:

    Steven Carr, Associate General Counsel        William T. Baker, Jr.
    Progress Energy Service Company, LLC          Thelen Reid & Priest LLP
    410 South Wilmington Street                   40 West 57th Street
    Raleigh, North Carolina  27602                New York, New York  10019

         The Application-Declaration filed in this proceeding on March 25, 2002 is hereby amended and restated in its entirety to read as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.

         1.1 Background. Progress Energy, Inc. ("Progress Energy"), a registered holding company under the Act,(1) directly or indirectly owns all of the issued and outstanding common stock of three public-utility subsidiaries:
Carolina Power & Light Company ("CP&L"), which generates, transmits, purchases and sells electricity in parts of North Carolina and South Carolina; Florida Power Corporation ("Florida Power"), which generates, transmits, purchases and sells electricity in parts of Florida; and North Carolina Natural Gas Corporation ("NCNG"), which distributes gas at retail in parts of North Carolina. Collectively, CP&L, Florida Power and NCNG are referred to as the "Utility Subsidiaries." Together, the Utility Subsidiaries provide electric service to approximately 2.8 million wholesale and retail customers in parts of three states and natural gas or gas transportation service to approximately 120,000 residential, commercial, agricultural and industrial customers, all in North Carolina.

         Through an indirect wholly-owned subsidiary, Progress Ventures, Inc. ("Progress Ventures"),(2) Progress Energy holds all of the equity securities of seven "exempt wholesale generators" ("EWGs"), as defined in Section 32 of the Act. (See Item 1.4, below, for a description of these entities and their facilities). An organization chart depicting the relationship of Progress Energy, Progress Ventures and the EWGs will be filed as Exhibit E hereto.

               At December 31, 2001, Progress Energy had total consolidated assets of $20,739,791,000, including net utility plant of $10,914,915,000. For the twelve months ended December 31, 2001, Progress Energy had total operating revenues of $8,461,459,000, of which $6,556,561,000 (77.5%) were derived from electric utility operations, $321,385,000 (3.8%) from natural gas operations, and $1,583,513,000 (18.7%) from other, unregulated, businesses, including sales


-------------------

(1)  See CP&L Energy, Inc., et al., Holding Co. Act Release No. 27284 (Nov. 27,
     2000) (the "Merger Order").

(2) Progress Ventures is a direct subsidiary of Monroe Power Company ("Monroe Power"), which is a direct subsidiary of Progress Energy. Prior to February 1, 2002, Monroe Power was an EWG that owned and operated an "eligible facility" in Georgia. Effective February 1, 2002, that facility was transferred to a new indirect subsidiary (MPC Generating, LLC), which has been determined to be an EWG, and the stock of Progress Ventures, an intermediate non-utility subsidiary of Progress Energy that holds investments in other EWGs and "energy-related companies" within the meaning of Rule 58, was transferred to Monroe Power. Monroe Power no longer conducts any business operations of its own, but is solely an intermediate non-utility subsidiary of Progress Energy.


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


of electricity by Progress Energy's EWG subsidiaries. Progress Energy's consolidated capitalization at December 31, 2001 was as follows:

         -------------------------- --------------------- -------------------
         Common equity                    $6,003,533,000               36.7%
         -------------------------- --------------------- -------------------
         Preferred equity                    $92,831,000                 .6%
         -------------------------- --------------------- -------------------
         Long-term debt                   $9,483,745,000               58.0%
         -------------------------- --------------------- -------------------
         Short-term debt*                   $765,581,000                4.7%
         -------------------------- --------------------- -------------------

              * Including current portion of long-term debt.

         Progress Energy's unsecured senior debt is currently rated BBB by Standard & Poor's Corporation ("S&P") and Baa1 by Moody's Investor Service ("Moody's"). The senior debt and preferred stock of its two principal subsidiaries, CP&L and Florida Power, are also rated investment grade by S&P and Moody's.

         1.2 Progress Energy's Current Financing Authority. By order dated December 12, 2000 in File No. 70-9659, as modified by orders dated September 20, 2001 and March 15, 2002 in File No. 70-9909 (together, the "Financing Orders"),(3) the Commission authorized Progress Energy, the Utility Subsidiaries and Progress Energy's direct and indirect nonutility subsidiaries to engage in a program of external financing and intrasystem financing, to organize and acquire the equity securities of specified types of new subsidiaries, to pay dividends out of capital or unearned surplus, and to engage in other related financial and structural transactions from time to time through September 30, 2003 (the "Authorization Period"). Under the Financing Orders, Progress Energy is currently authorized (i) to issue and sell common stock, preferred stock or other forms of preferred securities and unsecured long-term debt securities in an aggregate amount at any time outstanding not to exceed $7.5 billion; (ii) to issue and sell commercial paper and other forms of unsecured short-term indebtedness ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $2.5 billion; and (iii) to provide guarantees and other forms of credit support ("Guarantees") on behalf or for the benefit of its subsidiaries in an aggregate or nominal amount not to exceed $2 billion at any time outstanding.

         Under the terms of the Financing Orders, Progress Energy is authorized to use the proceeds from the sale of securities to make investments in and to provide Guarantees with respect to the obligations of EWGs and "foreign utility companies" ("FUCOs"),(4) provided that Progress Energy's "aggregate investment" (as defined under Rule 53) in EWGs and FUCOs does not exceed 50% of its


-------------------

(3) See Progress Energy, Inc., et al., Holding Co. Act Release Nos. 27297 (Dec. 12, 2000), 27440 (Sept. 20, 2001), and 27500 (Mar. 15, 2002).

(4) The term "foreign utility company" has the meaning given in Section 33(a) of the Act, respectively.

"consolidated retained earnings" (also as defined in Rule 53). Progress Energy's "aggregate investment" in EWGs is currently $980 million, or 46.7% of Progress Energy's "consolidated retained earnings" for the four quarters ended March 31, 2002 ($2.096 billion). Progress Energy does not currently hold an interest in any FUCO.

         Among other conditions imposed under the Financing Orders, Progress Energy is required to maintain common equity as a percentage of consolidated capitalization (inclusive of Short-term Debt) at 30% or above during the Authorization Period. Accordingly, Progress Energy may not issue any securities unless, on a pro forma basis to take into account the issuance of such securities and the application of proceeds, common equity as a percentage of consolidated capitalization will remain at or above 30%. Progress Energy has also committed to maintain common equity as a percentage of capitalization of each of the three Utility Subsidiaries at 30% or above during the Authorization Period. Further, Progress Energy has committed to maintain a rating for all long-term debt that is at the investment grade level as established by a nationally recognized statistical rating organization. Progress Energy's current long-term senior unsecured ratings are BBB and Baa1 by Standard & Poor's ("S&P") and Moody's Rating Service ("Moody's"), respectively.(5)

         1.3 Proposed Increase in "Aggregate Investment" Limit. Progress Energy is now requesting, pursuant to Rule 53(c), authority to use the proceeds of authorized financing (including Guarantees) to increase its "aggregate investment" in EWGs and FUCOs (hereafter referred to collectively as "Exempt Projects") to $4 billion (the "EWG/FUCO Investment Limit"), provided that, pending completion of the record, the Commission is requested to reserve jurisdiction over the use by Progress Energy of proceeds of authorized financing to acquire the securities of or other interests in FUCOs. The proposed EWG/FUCO Investment Limit is equal to approximately 191% of Progress Energy's "consolidated retained earnings" for the four quarters ended March 31, 2002.

               Progress Energy needs the flexibility to increase its investments in Exempt Projects in order to respond to growing demand for energy in the Southeastern United States and to enhance shareholder value. As described below, Progress Energy has already made substantial investments (through Progress Ventures) in several EWGs and is actively developing others. Progress Energy will continue to explore possible investments in other similar domestic generation facilities. Progress Energy does not hold an interest in any FUCO or foreign EWG and is not currently considering any investments in Exempt Projects


-------------------

(5) Both rating agencies recently assigned a "negative outlook" to Progress Energy due to slower than expected progress in reducing its ratio of debt to total capitalization. Progress Energy is committed to maintaining its current ratings and is currently assessing the situation with both rating agencies to determine an appropriate course of action, if necessary, to address their concerns.

outside the United States. However, under appropriate circumstances, Progress Energy may consider such investments in the future. Progress Energy will file a post-effective amendment in this proceeding to request a release of jurisdiction in the event it decides to acquire an interest in any FUCO.

         For the reasons discussed in greater detail below, Progress Energy believes that it has the capacity to fund from external sources investments in Exempt Projects in amounts significantly greater than 50% of its "consolidated retained earnings" without impairing the financial condition of the Progress Energy system or the ability of Progress Energy to provide necessary capital to the Utility Subsidiaries. Accordingly, Progress Energy requests that the Commission issue an order pursuant to Rule 53(c) under the Act in order to allow Progress Energy to utilize the proceeds from the issuance of equity and debt securities and to issue Guarantees, within the limits specified under the Financing Orders (or any order or orders hereafter issued that extend or renew Progress Energy's authorization under the Financing Orders), to finance investments in Exempt Projects in an amount up to the proposed EWG/FUCO Investment Limit. As demonstrated in Item 3 of this Application/Declaration, Progress Energy satisfies the applicable standards under Rule 53(c).

         1.4 Description of Progress Energy's EWG Subsidiaries. Progress Energy, indirectly through Progress Ventures, currently owns 100% of the equity interests in seven EWGs, which are described as follows:

         MPC Generating, LLC ("MPC Generating"). MPC Generating, an EWG, owns and operates two 160 MW simple-cycle combustion turbine units in Monroe, Georgia.(6) MPC Generating sells the output of Unit 1 to the Municipal Electric Authority of Georgia under a five-year contract. Unit 1 commenced operation in December 1999. The output of Unit 2 is sold to an affiliate of Dynegy Inc. under two seven-year contracts that commenced in June 2001. The assets of MPC Generating were transferred to MPC Generating by Monroe Power, formerly an EWG,(7) on February 1, 2002 pursuant to a corporate reorganization by which Monroe Power became the parent company of Progress Ventures.

         Rowan County Power, LLC ("Rowan County Power"). By order dated December 10, 2001,(8) the Commission approved the transfer of certain electric generation assets and related facilities located in Rowan County, North Carolina, to Rowan County Power, an indirect wholly-owned subsidiary of Progress Ventures, and an EWG.(9) Phase I of the Rowan County Power project consists of three combustion


-------------------

(6)  See MPC Generating, LLC, 96 FERCP. 62,151 (Aug. 14, 2001).

(7)  See Monroe Power Company, 87 FERCP. 61,238 (May 28, 1999).

(8)  See Carolina Power & Light Company, Holding Co. Act Release No. 27474.

(9)  See Rowan County Power, LLC, 95 FERCP. 61,189 (June 1, 2001).

turbine generators in a simple-cycle configuration. Phase II of the project, presently under construction, will consist of an approximately 480 MW gas-fired combustion turbine generation facility, associated electric interconnection equipment, fuel storage and handling facilities, and other facilities and equipment necessary for the generation of electricity and conducting related activities that are consistent with EWG status. Rowan Phase I, which was placed in service in June 2001, is used to supply a portion of the requirements of South Carolina Public Service Authority (known as Santee Cooper) and Duke Energy Corp. under power sales agreements.

         DeSoto County Generating Company, LLC ("DeSoto County Generating").(10) Located in DeSoto County, Florida, the DeSoto County project is currently under construction and is expected to commence commercial operations on June 1, 2002, using two General Electric combustion turbines in a simple-cycle configuration. Electrical output from each unit will be sold to Florida Power & Light Company under five-year tolling agreements ending on May 31, 2007.

         Effingham County Power, LLC ("Effingham County Power"). Effingham County Power, an indirect wholly-owned subsidiary of Progress Ventures and an EWG, (11) was formed to construct and own an approximately 521 MW gas-fired combined cycle plant and associated transmission facilities to be located in Effingham County, Georgia. This facility is expected to be placed in service in June 2003.

         Walton County Power, LLC ("Walton County Power"). Walton County Power, an EWG,(12) owns and operates a generating facility that is adjacent to the MPC Generating facility. Progress Ventures recently acquired this facility from LG&E Power Inc. and American Power Incorporated in a transaction that involved one other facility (see discussion of Washington County Power, LLC, below). Walton County Power has entered into a two-year Tolling and Power Purchase Agreement with LG&E Energy Marketing, Inc. for all of the capacity and energy produced by the Walton County Power plant (formerly known as the LG&E Power Monroe plant), three combustion turbines in a simple-cycle configuration producing 450 MW.

         Washington County Power, LLC ("Washington County Power"). Washington County Power, an EWG,(13) which was also recently acquired from LG&E Power Inc. and American Power Incorporated, is constructing a generating facility known as


-------------------

(10) See DeSoto County Generating Company, LLC, 96 FERCP. 61,152 (Aug. 14,
     2001).

(11) See Effingham County Power, LLC, 95 FERCP. 62,188 (June 1, 2001).

(12) See LG&E Power Monroe LLC, 95 FERCP. 62,072 (Apr. 24, 2001).

(13) See LG&E Power Tiger Creek LLC, 97 FERCP. 62,233 (Dec. 12, 2001).

the Tiger Creek project that is expected to be completed by October 2003. Washington County Power has entered into an 18-month Tolling and Power Purchase Agreement with LG&E Energy Marketing, Inc. for all of the energy and capacity produced by the Washington County Power plant, expected to be 600 MW produced by four combustion turbine generators in a simple-cycle configuration.

         West Generating, LLC ("West Generating").(14) The West Generating project, to be located in the Southeast, is anticipated to consist of a 495 MW combined cycle generation facility, using Westinghouse 501-F combustion turbine technology. The project is under development.

         Approximately 65% of the capacity and associated energy of the EWGs that are in operation or under construction (in other words, all of the above projects except West Generating) has been sold to third parties under multi-year power sales agreements having terms ranging from one and a half to seven years. Progress Energy's objective is to have 75% to 85% of the capacity/output of its portfolio of EWGs sold under multi-year contracts.

         1.5 Description of Project Review Process. Investments in Exempt Projects may involve a variety of risks that historically have not been present in the traditional, regulated, electric and gas utility industries in this country. The review process (the "Review Process") employed by Progress Energy in evaluating and assessing the benefits and risks in any investment in an Exempt Project is substantially similar to the review process used by other registered holding companies. This Review Process identifies and mitigates the known risks associated with any particular project.

         (a)  The Project Review Process.
              --------------------------

         Every potential investment in an Exempt Project is subjected to several stages of formal review to ensure both the alignment of the project with strategic objectives of Progress Energy and the appropriate assessment of potential risks and rewards for the project. This Review Process applies to all new business opportunities, not simply Exempt Projects.

         Initially, at the conceptual stage in the assessment of a proposed project or acquisition, Progress Ventures will make a preliminary determination whether the project is consistent with Progress Energy's strategic objectives and whether the project's risk and rewards ratio will be acceptable. If deemed to be consistent with Progress Energy's strategic objectives and the initial evaluation of the project's risks and rewards ratio is acceptable, then Progress Ventures' marketing and sales, project development, environmental and engineering personnel, supplemented by outside resources with expertise in areas


-------------------

(14) See West Generating, LLC, 98 FERCP. 61,174 (Mar. 13, 2002).

such as legal, finance and accounting ("Development Team"), are responsible for the preparation of a business concept document ("Pro Forma") for the project. The Pro Forma must address at a minimum the description of the business, a preliminary market assessment, a technical analysis, initial financial analysis, critical success factors, risks, estimated development costs, and exit strategies. Upon the completion of the Pro Forma, the Development Team and Progress Ventures' management review it and make a determination that the project is consistent with strategic objectives, and, given the identified risks, has the requisite earnings potential to merit further review through detailed due diligence.

         The Development Team performs detailed project due diligence and risk assessment, using advisors, engineers, environmental consultants, accountants, tax advisors, attorneys, and investment bankers, as appropriate, to evaluate the project. The Pro Forma is then updated and a business case is developed. This business case, along with the results of the due diligence and risk assessment process performed in connection with the development of the business case, forms the basis upon which Progress Ventures' management approves of the proposed investment in the project. The business case is a comprehensive identification and analysis of the strategic, market, operational, and financial components of the project. In addition to an assessment of the project, it also identifies an exit strategy and initial project implementation steps. Its scope is driven by the size, complexity, and risk associated with the project.

         Upon completion of the business case, a summary of the findings as well as a recommendation on whether, and if so, how to proceed is presented to Progress Energy's management. Upon approval, the investment will be assessed against pre-approved investment criteria to determine the level of additional approvals, if any, that may be required. Depending on the magnitude of the investment in a project, Board of Directors' approval may be necessary.

         (b)  Risk Mitigation Measures.
              ------------------------

         As Progress Energy expands its energy business in the future, Progress Energy will carefully and systematically evaluate the potential risks of a project in connection with the development of the business case before Progress Energy funds are committed. The risks evaluated include those discussed below.

         Operating Risk. Progress Energy's experience in competing in a non-regulated environment through its non-utility subsidiaries enables Progress Energy to anticipate and mitigate risks associated with Exempt Projects. Due diligence review of operating assumptions relating to any project include an analysis of fuel supply and environmental effects by appropriate personnel with experience in the technology being evaluated, supplemented as appropriate by the use of outside technical consultants. Other operating risks may, as appropriate, be mitigated by equipment warranties and by casualty, business interruption, and other forms of insurance. Currently, operating risk is mitigated through the use of an experienced operations and maintenance management team directed by CP&L's combustion turbine operations managers under a Utility Service Agreement.(15) Such direct involvement enhances Progress Energy's ability to identify and address developing and existing problems on a timely basis.(16)

         Construction Risk. To the extent issues regarding construction risks arise, such risks are commonly mitigated by fixed-price contracts with milestones and performance guarantees (e.g., guaranteed efficiencies, capacities and completion dates), backed by appropriate levels of liquidated damages. The creditworthiness and track record of the construction contractor is an important consideration in this regard.

         Commercial Risks. In a competitive market, prices are determined by the economic laws of supply and demand. Accordingly, Progress Energy personnel regularly conduct extensive investigations of the markets in which particular projects operate. With respect to an EWG, Progress Energy seeks to ensure that the EWG will be capable of producing electricity at competitive prices in a non-regulated environment. System personnel will also assess the underlying economic parameters in specific markets to assure that there will be sufficient demand for the output of the EWG.

         Financial Risks. Progress Energy will seek to mitigate the financial risks associated with any particular project in various ways. It will generally require sufficient quality in project contracts, creditworthy customers and merchant market participation that will allow a project to secure the maximum amount of permanent debt financing for the project that is available at reasonable cost and that is, by its express terms, non-recourse to Progress Energy.(17) Non-recourse debt is debt that is secured solely by the assets, contracts and revenues of a particular project, for which Progress Energy has no liability upon default. This method of financing ensures that Progress Energy's exposure to any Exempt Project will be limited to the amount of its equity commitment, and that the Utility Subsidiaries will bear no risk of a project's failure or financial distress.

         In addition to the non-recourse nature of project debt financing, project debt is carefully structured to meet, or match, the characteristics of the particular project. For example, when the project economics are heavily dependent on a long-term, fixed-price, "off-take" agreement with a third party, the project debt is typically designed to be of a similar term, with scheduled


-------------------

(15) The form of Utility Service Agreement was approved by the Commission as part of the Merger Order.

(16) As required by Rule 53(a)(3), no more than 2% of the Utility Subsidiaries' employees will be used in these activities.

(17) In this regard, a subsidiary of Progress Ventures recently closed on a $440 million non-recourse generation project portfolio loan.

debt payments covered by fixed charges. On the other hand, where there is no long-term, fixed source of revenue, the amount of non-recourse debt financing would normally be smaller, so that financial risk is not increased by excessive debt levels.

         Interest Rate Risk. A specific financing risk is the potential variability of interest rates. Interest rate variability can be addressed, in part, by borrowing on a fixed-rate basis or by purchasing financial instruments that fix or cap variable interest rates. The effects of interest rate volatility can be mitigated principally through two strategies: hedging and diversifying. Hedging techniques that Progress Energy may utilize would limit the impact that rising interest rates have on floating rate debt instruments.(18) Diversification implies that liabilities will be spread among short- and long-term debt instruments, as well as fixed and floating interest obligations.

         Legal Risks. Legal risks will be addressed by the active participation in contract development and careful review of any investment by legal counsel. Such legal reviews address regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertakings of third parties, the status of title to property, and the obligations inherent in the financing arrangements.

         Effect Of Regulatory Change. Regulatory change in the United States has served both to mitigate the risk of investing in EWGs and to increase the opportunities for investment in EWGs. In this environment, Progress Energy can best enhance its future earnings growth, and thereby lower its overall cost of capital, through a broadly diversified program of developing and investing in EWGs.

         In the past several years, the United States (and North American) energy market has evolved into a competitive and liquid market, with open transmission access in the United States and substantial markets available through federal and state sponsored restructuring. This market has evolved since the passage of the Energy Policy Act of 1992 and particularly in the wake of the transmission access required by FERC Order 888 and the formation of independent regional transmission organizations, as envisioned by FERC Order 2000. The Commission recognized the transformation of the energy market in the United States in its order adopting Rule 58:

         As a result of Congressional action [i.e. the Energy Policy Act], combined with initiatives of the Federal Energy Regulatory Commission ("FERC") and the state and local ratemaking authorities, the pace of change in the gas and electric utility industry is accelerating. Today, the gas industry is largely deregulated and the electric industry is undergoing a similar process. In addition to increasing competition at the wholesale


-------------------

(18) Under the terms the Financing Orders, Progress Energy is authorized to enter into interest rate hedging transactions to mitigate interest rate risk.

         level, retail electric competition is developing more rapidly than anticipated, due to state efforts. Utilities and the suppliers of energy appear poised to compete in retail markets. As a result of these developments the contemporary gas and electric industries no longer focus solely upon the traditional production and distribution functions of a regulated utility, but are instead evolving toward a broadly based, competitive, energy services business.(19)

         In addition, partially as a result of the Energy Policy Act, partially as a result of foreign nations opening government utility systems to private investment activity, and partially through utility restructuring, the global energy market has evolved to allow a much greater level of competition and outside investment. Participants in this market who seek to own or operate power generation must utilize a portfolio approach to investment and maintain investment levels sufficient to achieve the approach to investment and maintain investment levels sufficient to achieve the benefits of economies of scale.

         1.6 Rule 24 Reports. To assist the Commission in monitoring the impact of a higher level of "aggregate investment" in Exempt Projects than is permitted under Rule 53(a), Progress Energy proposes to report the following additional information in the quarterly Rule 24 certificates it is filing in accordance with the Financing Orders:

         1. A current calculation of Progress Energy's "aggregate investment" in Exempt Projects as a percentage of Progress Energy's "consolidated retained earnings" (both as determined in accordance with Rule 53(a));

         2. A statement of "aggregate investment" as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the quarter;

         3. Consolidated capitalization ratios of Progress Energy and each of the Utility Subsidiaries as of the end of the quarter;

         4. The market-to-book ratio of Progress Energy's common stock at the end of that quarter; and

         5. An analysis of the growth in consolidated retained earnings, which segregates total earnings growth attributable to Exempt Projects from that attributable to other Progress Energy subsidiaries.


-------------------

(19) Holding Co. Act Release No. 26667 (Feb. 20, 1997), text at footnotes 19-21. See also, The Regulation of Public-Utility Holding Companies, Report of the Division of Investment Management, Securities and Exchange Commission (June
     1995), at 19-22, 26-27.

         In addition, Progress Energy shall file a report with the Commission within two business days after the occurrence of any of the following:

         1. A 10% or greater decline in common stock equity for U.S. GAAP purposes since the end of the last reporting period for Progress Energy or any of the Utility Subsidiaries or common stock equity as a percentage of consolidated capitalization of any of those entities falls below 30%;

         2. Progress Energy or any of the Utility Subsidiaries defaults on any debt obligation in principal amount equal to or exceeding $10 million if the default permits the holder of the debt obligation to demand payment;

         3.  Any event described under Rule 53(b); or

         4. A nationally recognized statistical rating organization has downgraded the senior debt ratings of Progress Energy or any of the Utility Subsidiaries.

         The report shall describe all material circumstances giving rise to the event.

         This information is substantially the same as that required by the Commission from other registered holding companies that have obtained relief under Rule 53(c).(20) Progress Energy believes that such reporting requirements will assist the Commission in its determinations concerning the effect of investments in Exempt Projects on other transactions for which Progress Energy and other Progress Energy system companies will require Commission authorization.

ITEM 2.  FEES, COMMISSIONS, AND EXPENSES.
         -------------------------------

         The fees, commissions, and expenses incurred or to be incurred in connection with this Application/Declaration are estimated to be $15,000 (for legal fees and expenses).

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         -------------------------------

         3.1 General. Sections 32 and 33 of the Act and Rule 53 of the Commission's rules thereunder are applicable to the proposed transactions.
Rule 53 provides that, if each of the conditions of paragraph (a) thereof is met, and none of the conditions of paragraph (b) thereof is applicable, then the Commission may not make certain adverse findings under Sections 7 and 12 of the


-------------------

(20) See e.g., E.ON AG, et al., Holding Co. Act Release No. 27539 (June 14,
     2002) and Reliant Energy, Inc., et al., Holding Co. Act Release No. 27548 (July 5, 2002).

Act in determining whether to approve a proposal by a registered holding company to issue securities in order to finance an investment in any EWG or to guarantee the securities of any EWG. The Commission has applied these same criteria to financing of investments in FUCOs. Giving effect to the proposals contained herein, Progress Energy will satisfy all of the conditions of Rule 53(a) except for clause (1) thereof, since Progress Energy is proposing herein to increase its "aggregate investment" in EWGs and FUCOs to more than 50% of Progress Energy's "consolidated retained earnings." None of the conditions specified in Rule 53(b) is currently applicable.

         Rule 53(c) states that, in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the requirements of paragraph (a) or (b) of Rule 53 must "affirmatively demonstrate" that such proposal:

         o will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

         o will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

         In the past, the Commission has routinely issued orders under Rule 53(c) permitting other registered holding companies to finance investments in EWGs and FUCOs in amounts up to 100% of "consolidated retained earnings."(21) More recently, the Commission has authorized "aggregate investment" limits that are well above 100% of "consolidated retained earnings." National Grid Group, plc ("National Grid"), for example, was authorized in early 2000 as part of its acquisition of New England Electric System to make additional investments in EWGs and FUCOs that would increase its "aggregate investment" to approximately 252% of its pro forma "consolidated retained earnings."(22) That was followed by an order issued to Cinergy Corp. ("Cinergy") that authorized an increase in Cinergy's "aggregate investment" limit to an amount that is equal to the sum of its "aggregate investment" in EWGs and FUCOs at that time plus $1 billion, or


-------------------

(21) See The Southern Company, Holding Co. Act Release No. 26501 (Apr. 1, 1996), Central and South West Corporation, Holding Co. Act Release No. 26653 (Jan. 24, 1997), GPU, Inc., Holding Co. Act Release No. 26779 (Nov. 17, 1997), Cinergy Corporation, Holding Co. Act Release No. 26848 (Mar. 23, 1998), American Electric Power Company, Inc., Holding Co. Act Release No. 26864 (Apr. 27, 1998), New Century Energies, Inc., Holding Co. Act Release No. 26892 (Feb. 26, 1999), and Entergy Corporation, Holding Co. Act Release No. 27184 (Mar. 15, 2000).

(22) See The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000).

about 154% of Cinergy's "consolidated retained earnings."(23) Subsequently, Cinergy obtained a supplemental order authorizing an "aggregate investment" limit equal to 100% of its "consolidated retained earnings" plus an additional $2 billion, or an amount that would equal about 246% of Cinergy's current "consolidated retained earnings."(24) Exelon Corp., which had no history of investments in EWGs or FUCOs, was authorized in November 2000 to invest up to $2 billion in EWGs and FUCOs, which is equivalent to about 264% of Exelon's reclassified" pro forma "consolidated retained earnings," an amount that was subsequently increased to $4 billion.(25) FirstEnergy Corp. ("FirstEnergy"), as part of its approval to acquire GPU, Inc., was authorized to increase its "aggregate investment" to $5 billion (subject to a sublimit on "new" investments), or about 385% of FirstEnergy's consolidated retained earnings at June 30, 2001.(26) In late December 2001, Dominion Resources, Inc. ("Dominion") was authorized to increase its "aggregate investment" in EWGs and FUCOs to an amount equal to 100% of "consolidated retained earnings" plus $4.5 billion, which translates into roughly 470% of Dominion's consolidated retained earnings at September 30, 2001.(27) Finally, also in late December 2001, Allegheny Energy, Inc. ("Allegheny") received Commission approval for an "aggregate investment" limit of $2.0 billion, or approximately 196% of consolidated retained earnings at September 30, 2001.(28)

         In the most recent of the above referenced cases (Exelon, FirstEnergy, Dominion and Allegheny), the Commission concluded that the proposed "aggregate investment" level, although exceeding the 50% limit in Rule 53(a), was nevertheless a reasonable commitment of capital for a company the size of the applicant, based on various pro forma financial ratios. In reaching this conclusion, the Commission measured the proposed investment level as a


-------------------

(23) See Cinergy Corporation, Holding Co. Act Release No. 27190 (June 23, 2000).

(24) See Cinergy Corporation, Holding Co. Act Release No. 27400 (May 18, 2001).

(25) See Exelon Corporation, Holding Co. Act Release No. 27266 (Nov. 2, 2000) (authorizing aggregate investment limit of $2 billion); and Exelon Corporation, Holding Co. Act Release No. 27296 (Dec. 8, 2000) (authorizing aggregate investment limit of $4 billion).

(26) See FirstEnergy Corp., et al., Holding Co. Act Release No. 27459 (Oct. 29,
     2001).

(27) See Dominion Resources, Inc., Holding Co. Act Release No. 27485 (Dec. 28,
     2001). Dominion explained in its application that, due to the application of the purchase method accounting in connection with its acquisition of Consolidated Natural Gas Company ("CNG"), its consolidated retained earnings did not reflect the retained earnings of CNG before the acquisition.

(28) See Allegheny Energy, Inc., et al., Holding Co. Act Release No. 27486 (Dec. 31, 2001).

percentage of consolidated capitalization, consolidated net utility plant, total consolidated capitalization and the total market value of the applicant's common stock.

         An "aggregate investment" in Exempt Projects of $4 billion would be equal to about 191% of Progress Energy's "consolidated retained earnings" for the four quarters ended March 31, 2002 ($2.096 billion), which is comparable to or lower than the percentages that the Commission found acceptable in National Grid, Exelon, Cinergy, FirstEnergy, Dominion and Allegheny. Moreover, like Dominion, Progress Energy submits that the proposed EWG/FUCO Limit, expressed as a percentage of "consolidated retained earnings," is artificially distorted by accounting adjustments that were required in connection with Progress Energy's acquisition of Florida Progress Corporation ("Florida Progress"), the parent of Florida Power. Specifically, as a result of the application of the purchase method of accounting, the retained earnings of Florida Progress (approximately $650.4 million as of November 30, 2000, just prior to the merger), were recharacterized immediately following the merger as common stock on the books of Florida Progress. The effect of this accounting convention left Florida Progress with no retained earnings, but, nevertheless, a strong balance sheet showing a significant common stock equity level. If Florida Progress's pre-merger retained earnings were taken into account, the proposed EWG/FUCO Investment Limit would equal only about 146% of the combined (or "reclassified") retained earnings of Progress Energy and Florida Progress ($2.746 billion).

         3.2 The Proposed Transactions Will Not Have a Substantial Adverse Impact Upon the Financial Integrity of the System.
              --------------------------------------------------

         The lack of any "substantial adverse impact" on Progress Energy's financial integrity as a result of increased levels of investments in Exempt Projects can be demonstrated in several ways, including an analysis of historic trends in Progress Energy's consolidated capitalization ratios and retained earnings and the market view of Progress Energy's securities. Consideration of these and other relevant factors supports the conclusion that the issuance of securities and Guarantees by Progress Energy to finance investments in Exempt Projects exceeding the 50% "consolidated retained earnings" limitation in Rule 53(a)(1) will not have any "substantial adverse impact" on the financial integrity of the Progress Energy system.

         (a) Key Financial Ratios/Benchmarks.
             -------------------------------

         Capitalization and Other Key Ratios. An "aggregate investment" in Exempt Projects of $4 billion would represent a relatively small commitment of Progress Energy's capital for a company the size of Progress Energy, based on various key financial ratios at December 31, 2001. An "aggregate investment" of this magnitude would represent only 24% of Progress Energy's total consolidated capitalization, including short-term debt and current portion of long-term debt ($16.35 billion), 37% of consolidated net utility plant ($10,914,915,000), 19% of total consolidated assets ($20.7 billion), and 41% of the market value of Progress Energy's outstanding common stock ($9.85 billion) as of December 31,

2001. The following table compares these percentages to the relevant percentages for Exelon, Cinergy, FirstEnergy, Dominion, and Allegheny, as reflected in each company's Rule 53(c) application and financial statements or the Commission's order approving such application:

                                                Proposed Investments in EWGs and
                                                    FUCOs as a percentage of:
                        ---------------------------------------------------------------------------
                                               Consolidated         Total          Market Value of
                         Consolidated           Net Utility      Consolidated    Outstanding Common
      Company           Capitalization             Plant            Assets              Stock
------------------      --------------         ------------      ------------    ------------------

Exelon                       18.9%                 23.3%             11.1%               28.2%

Cinergy                      49.1%                 50.8%             27.3%               60.1%

FirstEnergy                  25%                   35.7%             12.8%               58.8%

Dominion                     25%                   36%               18%                 39%

Allegheny                    21%                   19%               14%                 30%

Progress
Energy
(12/31/01)                   24%                   37%               19%                 41% *

         * Based on the closing price ($45.03 per share) and the number of common shares outstanding (218.7 million) as of December 31, 2001.

         Consolidated Capitalization and Interest Coverage Ratios. As indicated in Item 1.1, above, Progress Energy's senior unsecured debt is currently rated BBB by S&P and Baa1 by Moody's, and its consolidated capitalization ratios as of December 31, 2001 were 37.3% common and preferred equity and 62.7% debt (including approximately $765.6 million of short-term debt and current maturities of long-term debt). Although consolidated debt as a percentage of Progress Energy's total capitalization is somewhat above the industry ranges set by the independent ratings agencies for BBB rated utility companies, the ratings agencies typically base their assigned ratings on a company's long-term financial forecast rather than current financial condition. In this regard, Progress Energy's long-term target for its debt to total capital ratio is between 55% and 58%, which is within the range set by the ratings agencies for BBB rated utilities. Moreover, Progress Energy's interest coverage ratios for 2001 were actually higher than the median average interest coverage ratios for BBB rated utilities. These ratios are shown below:

         PROGRESS ENERGY CONSOLIDATED DEBT TO CAPITALIZATION AND INTEREST COVERAGE RATIOS FOR THE 12 MONTHS ENDED DECEMBER 31, 2001

         Total Debt/Capitalization                   62.7%
         Funds from Operations Interest Coverage      3.60x

         MEDIAN FINANCIAL RATIOS FOR "BBB" RATED U.S. UTILITIES(29)

         Total Debt/Capitalization                   56%
         Funds from Operations Interest Coverage      2.75x

         Consolidated Retained Earnings Growth. During the three-year period prior to the merger (1997-1999), retained earnings of CP&L and Florida Progress grew at an average annual compound rate of 6% and 14%, respectively. Since the merger, Progress Energy's retained earnings have grown 5.2%. Progress Energy currently targets its long-term earnings growth between 7% and 8%, which is above the average growth rate for electric utilities.

         Other Financial Indicators. Other financial indicators show the financial strength of Progress Energy. For example, Progress Energy's diluted earnings per share before one-time charges and return on average equity were $3.40 and 12.07%, respectively, for the year ended December 31, 2001. For comparison purposes, the following table lists diluted earnings per share and return on average equity before extraordinary items for other peer group utilities (all as of December 31, 2001):(30)

------------------------       ------------------       ----------------
Company                        Earnings Per Share       Return on Equity
-------                        ------------------       ----------------
------------------------       ------------------       ----------------
Duke Energy                           $2.62                   16.6%
------------------------       ------------------       ----------------
Entergy Corp.                         $3.23                   10.0%
------------------------       ------------------       ----------------
FPL Group                             $4.69                   13.5%
------------------------       ------------------       ----------------
Southern Company                      $1.62                   13.5%
------------------------       ------------------       ----------------
Dominion Resources                    $4.18                   7.1%
------------------------       ------------------       ----------------
Progress Energy                       $3.40                   12.1%
------------------------       ------------------       ----------------

-------------------

(29) Source: Standard & Poor's Rating Methodology, Power Companies.

(30) Source: Bloomberg Financial Services.

         (b)  Market Assessment of Progress Energy.
              ------------------------------------

         The market's view of Progress Energy's future growth and earnings is consistent with that of other peer group companies, based on such indicators as price-earnings ratio and market-to-book ratio for 2001. These measures indicate investor confidence in Progress Energy and have been cited as favorable indicators in other orders the Commission has issued under Rule 53(c).

------------------------       --------------------     --------------------
Company                        Price-Earnings Ratio     Market to Book Ratio
-------                        --------------------     --------------------
------------------------       --------------------     --------------------
Duke Energy                            15.0                      2.4
------------------------       --------------------     --------------------
Entergy Corp.                          12.1                      1.2
------------------------       --------------------     --------------------
FPL Group                              12.0                      1.7
------------------------       --------------------     --------------------
Southern Company                       15.8                      2.2
------------------------       --------------------     --------------------
Dominion Resources                     14.4                      1.9
------------------------       --------------------     --------------------
Progress Energy                        13.6                      1.6
------------------------       --------------------     --------------------


         (c)  Financial Performance of Project Portfolio.
              ------------------------------------------

         Progress Energy's portfolio of EWG projects is relatively new, in terms of operating history, and relatively small. Progress Energy expects to have 3,100 MW of merchant plant capacity (that is, the generating units owned by EWGs) in service by the end of 2003. Only one of these units (MPC Generating Unit 1) has been in service for at least one full calendar year. MPC Generating Unit 2, the DeSoto County Generating units, Rowan County Power - Phase I and the Walton County Power units (which Progress Energy purchased in February 2002), have a shorter operating history. These units all contribute positively to Progress Energy's earnings. As the remaining units go into commercial operation, Progress Energy anticipates that its portfolio of EWG projects will contribute increasingly to income and cash flow. As indicated, approximately 65% of the capacity and associated energy of the units that are in operation or under construction has been sold under multi-year contracts with third parties. This will help to assure a level stream of income and cash flow.

         3.3 The Proposed Transactions Will Not Have an Adverse Impact on the Utility Subsidiaries or their Customers, or on the Ability of the State Public Utility Commissions to Protect Such Customers.
              -----------------------------------------------------------

         Progress Energy's request to increase its "aggregate investment" in Exempt Projects to $4 billion will not have an "adverse impact" on the Utility Subsidiaries or their customers, or on the ability of the public service commissions in North Carolina, South Carolina and Florida (collectively, the "State Commissions") to protect the Utility Subsidiaries or such customers.

         The conclusion that the Utility Subsidiaries and their customers will not be adversely impacted by increased levels of investment by Progress Energy in Exempt Projects is well supported by (i) the insulation of the Utility Subsidiaries and their customers from potential direct adverse effects of investments in Exempt Projects; (ii) analyses of the Utility Subsidiaries' financial integrity (including ability of CP&L and Florida Power to issue senior securities); and (iii) the proven effectiveness of the State Commissions in protecting ratepayers in their respective states from any adverse impact.

         (a)  Insulation from Risk.
              --------------------

         Progress Energy's investments in Exempt Projects are, and in the future will remain, segregated from the Utility Subsidiaries. Thus, the Utility Subsidiaries are, and in the future will remain, insulated from the direct effects of investments by Progress Energy in Exempt Projects. Any losses that may be incurred by such Exempt Projects would have no effect on domestic rates of the Utility Subsidiaries. Progress Energy represents that it will not seek recovery through higher rates to the Utility Subsidiaries' utility customers in order to compensate Progress Energy for any possible losses that it may sustain on investments in Exempt Projects or for any inadequate returns on such investments.

         Moreover, to the extent that there may be indirect impacts on the Utility Subsidiaries from Progress Energy's investments in Exempt Projects through effects on Progress Energy's capital costs, the State Commissions all have the authority to establish the cost of capital for any particular Utility Subsidiary by reference to other selected groups of domestic utilities, which may exclude any utilities with adverse impacts due to EWGs and FUCOs. Therefore, the State Commissions have the authority and the mechanism to prevent any adverse effects on the cost of capital due to investments in Exempt Projects from being passed on to ratepayers.

         Progress Energy has complied and will continue to comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of the Utility Subsidiaries' employees in connection with providing services to Exempt Projects. Increased levels of investment in Exempt Projects are not anticipated to have any impact on utilization of the Utility Subsidiaries' employees. The Utility Subsidiaries have not and will not increase staffing levels to support the operations of Exempt Projects. Progress Energy expects that project development, management, and home office support functions for Exempt Projects will largely be performed by Progress Ventures and outside consultants (e.g., engineers, investment advisors, accountants, and attorneys) and contractors engaged by Progress Ventures. Accordingly, there is not expected to be any significant need for the Utility Subsidiaries' personnel to support Progress Energy's investments in Exempt Projects.

         Finally, Progress Energy has complied and will continue to comply with the other conditions of Rule 53(a) providing specific protections to customers of the Utility Subsidiaries and its state commissions, in particular, the requirements of Rule 53(a)(2) regarding the preparation and making available of books and records and financial reports regarding EWGs and FUCOs, and the requirements of Rule 53(a)(4) regarding filing of copies of applications and reports with other regulatory commissions.

         (b)  The Utility Subsidiaries' Financial Integrity
              ---------------------------------------------

         The Utility Subsidiaries are in excellent financial health, as indicated by such factors as their debt/equity ratios and the security ratings and earnings coverage test ratios of the two predominant Utility Subsidiaries, CP&L and Florida Power. (NCNG does not have any rated debt or debt ratio covenants).

         Debt/Equity Ratio. Debt (including short-term debt) as a percentage of CP&L's and Florida Power's consolidated capitalization is generally lower than the industry range for U.S. utilities. The current industry median for A rated and BBB rated U.S. utilities is approximately 45% and 56%, respectively.(31)

-----------------------------      -----------      -------------
Debt as % of Capitalization            2000             2001
-----------------------------      -----------      -------------
CP&L                                   55.4%            53.0%
-----------------------------      -----------      -------------
Florida Power                          45.8%            44.4%
-----------------------------      -----------      -------------

         NCNG's capitalization at December 31, 2001, consisted of 68% common equity and 32% debt (including short-term debt).

         Earnings Coverages. The Utility Subsidiaries' ability to issue debt and equity securities in the future depends upon their financial strength at the time such securities are issued. In the case of CP&L and Florida Power, the two predominant Utility Subsidiaries, any issuance of senior secured debt must


-------------------

(31) Source: Standard & Poor's Ratings Methodology, Power Companies.

comply with certain coverage requirements designated in their mortgage bond indentures. December 31, 2001 earnings coverages for CP&L and Florida Power were approximately 5.3x and 16.3x, respectively, which is well above the required coverages of 2x for both companies. Accordingly, CP&L and Florida Power should have more than adequate earnings coverages for financing requirements in the foreseeable future.

         Security Ratings. As explained in the Merger Order, S&P and Moody's both lowered their ratings for the senior securities of CP&L and Florida Power in anticipation of Progress Energy's acquisition of Florida Progress due to the substantial amount of debt financing for the merger at the Progress Energy level. The new ratings that were assigned, which have not changed since the merger, are as follows:

CP&L:

--------------------------      ----------------------      --------------------
                                S&P                         Moody's
--------------------------      ----------------------      --------------------
Corporate Credit Rating         BBB+                        Baa1
--------------------------      ----------------------      --------------------
Senior Secured Debt             BBB+                        A3
--------------------------      ----------------------      --------------------
Senior Unsecured Debt           BBB+                        Baa1
--------------------------      ----------------------      --------------------
Commercial Paper                A-2                         P-2
--------------------------      ----------------------      --------------------

Florida Power:

--------------------------      ----------------------      --------------------
                                S&P                         Moody's
--------------------------      ----------------------      --------------------
Corporate Credit Rating         BBB+                        A2
--------------------------      ----------------------      --------------------
Senior Secured Debt             BBB+                        A1
--------------------------      ----------------------      --------------------
Senior Unsecured Debt           BBB+                        A2
--------------------------      ----------------------      --------------------
Commercial Paper                A-2                         P-1
--------------------------      ----------------------      --------------------

         In addition, the rating agencies consider CP&L and Florida Power as having relatively favorable business risk profiles. S&P has assigned ratings of 4 and 5 to Florida Power and CP&L, respectively. (In the S&P ranking scale, 1 is the highest and 10 the lowest). See Standard & Poor's Electric Utility Rankings,
p. 41, February 15, 2001.

         (c)  The Utility Subsidiaries' Capital Needs.
              ---------------------------------------

         Additional investments in EWGs and FUCOs will not have any negative impact on the Utility Subsidiaries' ability to fund operations and growth. As the following table shows, the Utility Subsidiaries have funded their operations and construction programs primarily from internal sources of cash for each of the years 1999 - 2001, and projections indicate that they will continue to be able to self-fund at least through 2003. Moreover, there is ongoing evidence that the Utility Subsidiaries can access capital markets as needed.

   ------------------------ ------------------------- -----------------------
            Year              Capital Expenditures    % Internally Generated
                                  ($ million)*
   ------------------------ ------------------------- -----------------------
               1999                    $1,125.8                   125%
   ------------------------ ------------------------- -----------------------
               2000                    $1,168.6                   128%
   ------------------------ ------------------------- -----------------------
               2001                    $1,262.9                   155%
   ------------------------ ------------------------- -----------------------
              2002**                   $1,217.7                   146%
   ------------------------ ------------------------- -----------------------
              2003**                   $1,067.7                   184%
   ------------------------ ------------------------- -----------------------

               *    Includes allowance for funds used during construction.
               **   Projection.

         (d)  Adequacy of State Commission Oversight.
              --------------------------------------

         In the opinion of Progress Energy, the State Commissions have the authority and resources available to protect the Utility Subsidiaries and their customers from any adverse impacts associated with Progress Energy's investments in Exempt Projects. Significantly, the State Commissions have not raised objections to Progress Energy's current investments in EWGs. Furthermore, as noted above, the State Commissions have authority to make adjustments in the Utility Subsidiaries' cost of capital to take into account any negative effect from Progress Energy's investments in Exempt Projects.

         All three of the State Commissions have sent letters to the Commission describing the extent of their jurisdiction to protect the Utility Subsidiaries and their customers from the effects of any increased level of investments by Progress Energy in Exempt Projects. The Florida Public Service Commission did not object to Progress Energy's request but expressed concern with the "magnitude" of Progress Energy's potential investments in Exempt Projects and, accordingly, reserved the right to make further recommendations to Commission in the future if circumstances should warrant it.(32) The North Carolina Utilities Commission ("NCUC") likewise expressed concern with the "magnitude" of Progress Energy's request and reserved the right to submit additional recommendations in the future. The NCUC also recommended that the Commission require Progress


-------------------

(32) Section 33(c)(2) of the Act, which preserves the Commission's jurisdiction over the issuance of securities by a registered holding company for the purpose of financing an investment in any FUCO, states that the Commission shall consider the recommendations of any state commission having jurisdiction over the utility subsidiaries of such registered holding company with respect to the registered holding company's relationship to any FUCO. The Commission has construed Section 32(h) and Rule 53(c) thereunder similarly, and therefore solicits the views of each of the relevant state commissions whenever a registered holding company proposes to increase its investments in EWGs and FUCOs over the 50% consolidated retained earnings limit of Rule 53(a).

Energy to seek separate approval for any investment in any FUCO and to limit the amount of investments in FUCOs to a "fairly small amount."

         Progress Energy respectfully submits that there is no need for the Commission to require separate approval for FUCO investments. As previously stated, Progress Energy does not now own any FUCO (or foreign EWG) and is not considering any investment in any such entity. Further, in order to obtain the NCUC letter, Progress Energy gave certain commitments and assurances to the NCUC designed to protect and insulate CP&L and NCNG from any adverse impacts of investments in Exempt Projects, one of which is that it would give 60 days notice to the NCUC in advance of making any investment in a FUCO.

         The NCUC letter is essentially identical to the letter that the NCUC sent to the Commission in connection with Dominion's recent request for increased investment authority in EWGs and FUCOs, which the Commission approved without imposing any condition relating to subsequent investments in FUCOs.(33) The Dominion order (in footnote 3) recites that Dominion reduced its request for investment authority in Exempt Projects following receipt of the NCUC letter in light of the NCUC's concerns. In that regard, however, the magnitude of Progress Energy's request in this proceeding is almost identical to the investment authority that the Commission granted to Dominion, measured in terms of percentages of total assets, consolidated capitalization, net utility plant and market capitalization for common stock. (See table in Item 3.2(a), supra).

ITEM 4.  REGULATORY APPROVAL.
         -------------------

         No state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transactions. Progress Energy will comply with the requirements of Rule 53(a)(4) by submitting a copy of this amended and restated Application/Declaration to each of the State Commissions.

ITEM 5.  PROCEDURE.
         ---------

               Progress Energy requests, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission issue a notice of the proposed transaction as soon as practicable, and that the Commission's order granting and permitting this Application/Declaration to become effective be issued as soon as practicable following the notice period. Progress Energy waives any recommended decision by a hearing officer or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's order and the date it is to become effective, since


-------------------

(33) See Dominion Resources, Inc., supra n. 27.

Progress Energy desires that the Commission's order, when issued, become effective immediately. Progress Energy consents to the Division of Investment Management assisting in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the matters covered by this Application/Declaration.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ---------------------------------

         (a)  Exhibits
              --------

              A   Not applicable.

              B   Not applicable.

              C   Not applicable.

              D   Not applicable.

              E Organization Chart - Progress Energy's EWG subsidiaries. (Form SE - Paper format filing). (Filed herewith).

              F   Opinion of Counsel.  (Filed herewith).

              G   Proposed Form of Federal Register Notice.  (Previously filed).

         (b)  Financial Statements
              --------------------

              FS-1 Progress Energy Consolidated Statement of Income for the
                   year ended December 31, 2001 (incorporated by reference to Annual Report of Progress Energy on Form 10-K filed in File No. 1-15929).

              FS-2 Progress Energy Consolidated Balance Sheet as of December
                   31, 2001 (incorporated by reference to Annual Report of Progress Energy on Form 10-K filed in File No. 1-15929).

              FS-3 Progress Energy Consolidated Statement of Income for the
                   three months ended March 31, 2002 (incorporated by reference to Quarterly Report of Progress Energy on Form 10-Q filed in File No. 1-15929).

              FS-4 Progress Energy Consolidated Balance Sheet as of March 31,
                   2002 (incorporated by reference to Quarterly Report of Progress Energy on Form 10-Q filed in File No. 1-15929).

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ---------------------------------------

         None of the matters that are the subject of the Application/Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application/Declaration will not result in changes in the operation of Progress Energy or its subsidiaries that will have an impact on the environment. Progress Energy is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Application/Declaration, as amended, to be signed on its behalf by the undersigned thereunto duly authorized.

                                         PROGRESS ENERGY, INC.

                                         By: /s/  Thomas R. Sullivan
                                             -----------------------------------
                                         Name:  Thomas R. Sullivan
                                         Title: Treasurer

Date:  July 17, 2002